Attorneys at Law Baton Rouge Birmingham Houston Jackson Memphis Mobile Nashville
June 20, 2008	New Orleans
Washington, DC
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Jeffrey Riedler

Re:	Cumberland Pharmaceuticals Inc.
Registration Statement on Form S-1, Amendment 11
Filed June 9, 2008
File No. 333- 142535
Ladies and Gentlemen:
     We are responding to comments received in a letter dated June 17, 2008 from Mr. Jeffrey Riedler to A.J. Kazimi of Cumberland Pharmaceuticals Inc. with respect to Amendment No. 11 to the Registration Statement on Form S-1 of Cumberland Pharmaceuticals filed June 9, 2008. For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in Mr. Riedler’s letter. We enclose a copy of Amendment No. 12 to the Registration Statement filed today, which is marked to reflect the changes made to Amendment No. 11.
     The following paragraphs set forth the responses of Cumberland Pharmaceuticals to the comments contained in Mr. Riedler’s letter of June 17, 2008. Page references in our responses are to page locations in Amendment No. 11.
Stock-Based Compensation, page 33
1.	You disclose that one of the factors in establishing the fair value of your common stock is the review of third-party valuation reports secured from time to time by management. Please name the third party that provided valuation reports to management and provide their consent in the registration statement. If Morgan Joseph & Co. Inc. provided the third-party valuation reports, please clarify your disclosure and provide a currently dated consent from this firm.

Adams And Reese llp
United States Securities and Exchange Commission
June 20, 2008

     Response: The Company has complied with this comment by adding a reference to Morgan Joseph & Co. Inc. in connection with the reference to third-party valuation reports at the top of page 34. The Company is also filing a currently dated consent from Morgan Joseph & Co. Inc.
Business
International Sales and Marketing, page 59
2.	Please disclose the aggregate potential milestone payments receivable pursuant to your agreements with Alveda Pharmaceuticals, Hospira Singapore, and Phebra.
     Response: The Company has complied with this comment by inserting the aggregate potential milestone payments receivable from each of Alveda Pharmaceuticals, Hospira Singapore and Phebra in the sentences describing the license agreements with each of these parties.
Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2
3.	The report of KPMG LLP is missing a signature. Please have KPMG LLP revise their report to include a signature as required by Rule 2-02(a) of Regulation S-X.
     Response: The Company has complied with this request by including on Page F-2 a signature on the report prepared by KPMG LLP as required by Rule 2-02(a) of Regulation S-X.

Adams And Reese llp
United States Securities and Exchange Commission
June 20, 2008

     We would welcome the opportunity to discuss any questions you may have with the Commission staff. I can be reached, at your convenience, at (615) 259-1450. In my absence, please ask to speak with Kolin Holladay or Virginia Boulet.

Sincerely,

ADAMS AND REESE LLP

Martin S. Brown, Jr.
MSB:jf

cc:	Ms. Rose Zukin, United States Securities and Exchange Commission Mr. A.J. Kazimi, Cumberland Pharmaceuticals Inc. Donald J. Murray, Esq., Dewey LeBoeuf LLP, Counsel to the underwriters